O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

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December 9, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enzo Biochem, Inc.

Preliminary Proxy Statement on Schedule 14A filed by Lone Star Value Investors, LP, Lone Star Value Investors GP, LLC, Lone Star Value Management, LLC, Jeffrey E. Eberwein, Dimitrios J. Angelis and John M. Climaco

Filed December 2, 2015
File No. 001-09974

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 8, 2015 (the “Staff Letter”) with regard to the above-referenced matter filed on December 2, 2015 (the “Proxy Statement”).  We have reviewed the Staff Letter with our client, Lone Star Value Management, LLC and the other participants in its solicitation (collectively, “Lone Star Value”), and we provide the following responses on Lone Star Value’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

General

1.
Disclosure on page 1 indicates that Messrs. Angelis and Climaco are shareholders of the Company.  Please reconcile this statement with the disclosure on page 12 indicating that they do not beneficially own any securities of the Company.

Lone Star Value acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to clarify that Messrs. Angelis and Climaco are not shareholders of the Company. Please see page 1 of the Proxy Statement.

Background to the Solicitation, page 4

2.
We note the concerns raised by Mr. Eberwein on the November 5, 2013 call with Mr. Weiner.  Given the concerns, please advise why there were no communications between Mr. Eberwein and the Company for more than 22 months following the November 5 call.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

December 9, 2015

Lone Star Value acknowledges the Staff’s comment and has revised the Proxy Statement to explain that communications did in fact occur between Mr. Eberwein and Mr. Weiner during the 22 month time period referred to by the Staff. Please see page 4 of the Proxy Statement.

During this period, Mr. Eberwein made the introduction between Mr. Climaco and Mr. Weiner (which parties subsequently met in February 2014 as previously indicated in the Proxy Statement), and had multiple conversations with Mr. Weiner wherein they discussed Mr. Climaco’s potential addition to the Board as well as general business and IP matters related to the Company. Lone Star Value did not include this disclosure originally because Mr. Eberwein did not maintain a detailed record of these conversations and Lone Star Value did not believe that they were material on an individual basis.

We Believe that Change to Enzo’s Board is Needed Now, page 6

3.	Please reconcile the first sentence of this section with the 22 month period referenced in the preceding comment.

Lone Star Value acknowledges the Staff’s comment and refers the Staff to its revised disclosure as explained in Comment 2. Please see page 4 of the Proxy Statement.

4.
We note the statement that “(i)n FY 2005, the Company had a gross margin of 66%, which has since fallen to 44% in FY 2015.”  Please revise the statement to eliminate the implication that the Company’s gross margins have been in decline since 2005.  Using the formula in footnote 5, it appears that the Company saw an increase in its gross margins from 2009 to 2010, from 2010 to 2011 and again from 2013 to 2014.

Lone Star Value acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 6 of the Proxy Statement.

5.
We note the statement that “the Company has recorded consistently high total operating expenses...”  Please revise the disclosure to clarify the standard against which operating expenses are compared and which supports the conclusion that such expenses are high.

Lone Star Value acknowledges the Staff’s comment and has revised its disclosure. Please see page 6 of the Proxy Statement. Lone Star Value’s revised disclosure is reproduced below for the Staff’s convenience.

“In addition, the Company has failed to control costs considering total operating expenses have increased 159%1 from FY 2005 to FY 2015, while revenues have only grown 125%2 during the same period.”

On a supplemental basis, Lone Star Value refers the Staff to the chart below in support of its revised disclosure.

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Revenue	$43.40	$39.83	$52.91	$77.79	$89.57	$97.08	$102.03	$103.08	$93.71	$95.95	$97.60
Total Operating Expenses	$38.19	$56.84	$66.08	$88.69	$113.05	$119.14	$114.96	$143.56	$112.69	$106.13	$98.81
Net Operating Income (Loss)	$5.22	$(17.01)	$(13.17)	$(10.89)	$(23.48)	$(22.06)	$(12.93)	$(40.48)	$(18.98)	$(10.18)	$(1.21)
Dollar figures in millions.
Figures taken from Enzo Annual Reports on Form 10-K filed each year from 2005 to 2015.

1 (Total Operating ExpenseFY2015 – Total Operating ExpensesFY2005) / Total Operating ExpensesFY2005
2 (RevenueFY2015 – RevenueFY2005) / RevenueFY2005

December 9, 2015

6.
We note the presentation of net income in a table on page 6 for the past ten years.  The presentation appears to include all GAAP numbers except for the last two years (2014 and 2015) which are presented on a Non-GAAP as adjusted basis.  Please supplement the disclosure to explain why Lone Star Value provides Non-GAAP figures for only these last two years.  It is our understanding that the 2014 and 2015 net loss numbers ($10.0 million and $2.3 million, respectively) are significantly different from the Non-GAAP numbers ($11.22 million and $13.34 million, respectively).

Lone Star Value acknowledges the Staff’s comment and has revised its disclosure to include GAAP numbers for 2014 and 2015. Please see page 6 of the Proxy Statement.

7.
We note the statement on page 6 that “during 2015, free cash flow decreased 120%, net income decreased 17% and the market value of the Company declined from approximately $212.3 million to $138.2 million.”  It is our understanding that “free cash flow” is a non-GAAP financial measure.  Please supplement the disclosure to explain the financial measure and why such disclosure is meaningful.

Lone Star Value acknowledges the Staff’s comment and has revised its disclosure accordingly to explain the financial metric and why it is meaningful. Please see page 6 of the Proxy Statement. For the Staff’s convenience, Lone Star Value’s revised disclosure is reproduced below (including the accompanying footnote that appears in the Proxy Statement).

“Additionally, the Company has not generated positive free cash flow3 since FY 2005. Lone Star Value believes that the lack of free cash flow generation is a contributing factor to the Board’s inability to create shareholder value.”

We Are Concerned with the Board’s Lack of Independence..., page 8

8.
We note the statement that “[w]e also have concerns whether director Dov Perlysky truly represents the Company’s public shareholders as he is the son-in law of Rosalind Davidowitz, who had an approximate 9.3% ownership interest in the Company at the time Mr. Perlysky was appointed to the Board in September 2012.”  It is our understanding that Rosalind Davidowitz is not affiliated with or related to any executive officer or, other than Mr. Perlysky, any director of the Company.  Given that Rosalind Davidowitz is a public shareholder of the Company, please either provide support for the implication that Mr. Perlysky does not represent the Company’s public shareholders because of his relationship to Ms. Davidowitz or remove such statement.

Lone Star Value acknowledges the Staff’s comment and has removed such statement. Please see page 8 of the Proxy Statement.

3 Free cash flow is a non-GAAP financial measure. Free cash flow is a measurement of the amount of available cash the Company could potentially return to its shareholders after considering investments for future growth. Lone Star Value believes this non-GAAP financial measure is an important metric because it demonstrates the potential shareholder value to be realized.

December 9, 2015

9.
We note the statement “[i]n addition to the Board’s apparent lack of true independence...”  Given that three of the Company’s directors, representing a majority of the Board, are independent under NYSE rules, please provide support for such statement or revise accordingly.  Explain what is meant by the term “true independence.”  Please also revise the heading’s reference to “lack of independence” given above.

Lone Star Value acknowledges the Staff’s comment and has deleted the clause “[i]n addition to the Board’s apparent lack of true independence.” Lone Star Value respectfully believes that the headline’s reference to Lone Star Value’s concerns regarding the Board’s lack of independence remains appropriate. As explained in the Proxy Statement, Lone Star Value finds it quite troubling that two members of the incumbent five-person Board are co-founders Dr. Elazar Rabbani and Barry Weiner, who also happen to be brothers-in-law and the Company’s most senior executive officers with Dr. Rabbani serving as Chief Executive Officer and Mr. Weiner serving as President and Chief Financial Officer.  Lone Star Value agrees with leading independent proxy advisory firm Institutional Shareholders Services Inc. that investors generally prefer boards of directors to consist of a “substantial majority” of independent directors, and Lone Star Value would hardly call 60% a substantial majority. Compounding matters is the fact that Dr. Rabbani also serves as Chairman of the Board. Combining the Chairman and CEO roles is largely considered by governance experts and commentators to be a governance flaw because of the undue concentration of control and the inherent conflicts, which is only accentuated when only three of five directors are purportedly “independent.”

Proposal No. 1 Election of Directors, page 11

10.
We note the participants reserve the right to vote for unidentified substitute nominees.  Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Lone Star Value acknowledges the Staff’s comment and confirms to the Staff that should the Participants lawfully identify or nominate substitute nominees before the Annual Meeting, the Participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Incorporation By Reference, page 20

11.
It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the Company’s proxy statement.  Please note that in our view, reliance on Rule 14a-5(c) before the company distributes information to security holders is not appropriate.  Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the Company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Lone Star Value acknowledges the Staff’s comment and advises the Staff that it does not intend to disseminate its definitive proxy statement prior to the Company’s distribution of its definitive proxy statement; however, in the event Lone Star Value does disseminate its definitive proxy statement prior to the Company’s distribution of its definitive proxy statement, Lone Star Value confirms its understanding that it must provide any omitted information to security holders in the form of a proxy supplement.

December 9, 2015

Proxy Card

12.
The proxy card indicates that if no direction is indicated with respect to Proposal 2, the proxy will be voted according to the recommendation of ISS.  Similar disclosure is found on page 16.  This does not appear consistent with the requirement in Exchange Act Rule 14a-4(b)(1).  Please revise to clarify whether the proxy will be voted for or against Proposal 2 if no direction is indicated.

Lone Star Value acknowledges the Staff’s comment and respectfully believes that its disclosure is consistent with the requirement in Exchange Act Rule 14a-4(b)(1). Rule 14a-4(b)(1) provides in relevant part that “[a] proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.” Lone Star Value respectfully believes that its bold-face type disclosure that the proxy will be voted “ACCORDING TO ISS RECOMMENDATION ON PROPOSAL 2” if no direction is indicated states how Lone Star Value intends to vote the shares represented by the proxy in such case. ISS has yet to issue its recommendation with respect to Proposal 2 so Lone Star Value cannot simply indicate whether the proxy will be voted “FOR” or “AGAINST” the proposal at this point.

Lone Star Value has further removed the brackets with respect to how the proxy will be voted with respect to Proposal 2. Please see page 16 of the Proxy Statement and the Proxy Card.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	Jeffrey E. Eberwein, Lone Star Value Management, LLC
Steve Wolosky, Olshan Frome Wolosky LLP

 December 9, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on December 2, 2015, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the Commission from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

December 9, 2015

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN Individually and as attorney-in-fact for Dimitrios J. Angelis and John M. Climaco